Deutsche Bank Balanced Currency Harvest Index Linked Performance Securities

Out-Performance ■ Currencies ■ Bullish ■ Medium Term Investment

Indicative Terms as of August 18, 2008

CUSIP:	28264QK45

Issuer:	Eksportfinans ASA

Rating[1]:	Aaa (Moody’s) / AA+ (Standard & Poor’s)

Maturity / Tenor:	Three Years

Index:	Deutsche Bank Balanced Currency Harvest (USD) Index (Ticker: DBHVBUSI)

Initial Index Level:	Official closing level of the Index on the Trade Date

Final Index Level:	Official closing level of the Index on the Final Valuation Date

Index Return:	Final Index Level – Initial Index Level Initial Index Level

Participation Level:	173% - 193% (TBD on Trade Date)

Redemption Amount:

As of the Final Valuation Date, the Calculation Agent will determine the redemption amount you will be entitled to receive in respect of each security in accordance with the following formulas:

  If the Final Index Level is greater than or equal to the Initial Index Level, the amount payable will equal the sum of (1) the Principal Amount, and (2) (the Principal Amount x the Participation Level x the Index Return)

  If the Final Index Level is less that the Initial Index Level, the amount payable will equal the Principal Amount + (the Principal Amount x the Index Return).

If the Final Index Level is less than the Initial Index Level, you will lose some or all of your investment.

Discounts and Commissions:

The Agents will not receive a commission in connection with the sales of the Securities. Deutsche Bank Securities, Inc. and other agents may pay referral fees to other broker- dealers of up to 0.50% or $5.00 per $1,000 face amount. Deutsche Bank Securities, Inc. may pay custodial fees to other broker-dealers of up to 0.25% or $2.50 per $1,000 face amount.

Agents:	Deutsche Bank Securities Inc. and Deutsche Bank Trust Company Americas

Calculation Agent:	Deutsche Bank AG, London Branch

Best Case Scenario at Maturity
If the Index Return is positive, investor receives 173% - 193% (TBD on Trade Date) of the performance of the Index at maturity.
Worst Case Scenario at Maturity
If the Final Index Level is lower than the Initial Index Level, an investment in the Securities will decline by 1% for every 1% decline in the Index. The maximum loss on an investment is 100% of your initial investment.
Benefits

■    Uncapped leveraged participation if the Index Return is positive

■    Security will outperform the Index at maturity if the Final Index Level is above the Initial Index Level

■    Potential to invest in and benefit from a single strategy relating to currencies

■    Exposure to ten G-10 and ten emerging market currencies

■    Long-term returns provide potentially diversification from traditional asset classes such as equities and bonds

Risks

■    Because the Securities do not offer principal protection of your initial investment and the return of the Securities is linked to the performance of the Index, you may lose up to 100% of your initial investment

■    Return on the Securities is linked to the performance of the Index

■    An investment in the Securities is subject to the credit of the Issuer

Important Dates
Offering Period:	August 18 – September 5, 2008
Trade Date:	September 5, 2008
Settlement Date:	September 10, 2008
Final Valuation Date:	September 6, 2011
Maturity Date:	September 9, 2011 (3 years)

ISSUER FREE WRITING PROSPECTUS
Filed Pursuant to Rule 433
Registration Statement No. 333-140456
Dated August 18, 2008 R-6175-1 (08/08)

NOT FDIC / NCUA INSURED MAY LOSE VALUE NO BANK GUARANTEE NOT A DEPOSIT NOT INSURED BY ANY FEDERAL GOVERNMENT AGENCY

1 As of August 1, 2008. A credit rating is not a recommendation to buy, sell or hold the Securities and may be subject to revision or withdrawal at any time by the assigning rating agency. Each credit rating should be evaluated independently of any other credit rating. Any rating assigned to notes issued under Eksportfinans ASA US MTN Program does not enhance, affect or address the likely performance of the Securities other than the ability of the Issuer to meet its obligations.

DWS Structured Products   1.866.637.9185   www.dws-sp.com

Performance Securities Fact Sheet
DWS Structured Products

Return Scenarios at Maturity (Assumes a Participation Rate of 183%)
Index Return (%)	Securities Return (%)	Payment at Maturity (per $1,000 invested)
-30.0%	-30.00%	$700.00
-15.0%	-15.00%	$850.00
-10.0%	-10.00%	$900.00
-5.0%	-5.00%	$950.00
0%	0.00%	$1,000.00
5.0%	9.15%	$1,091.50
10.0%	18.30%	$1,183.00
15.0%	27.45%	$1,274.50
20.0%	36.60%	$1,366.00
30.0%	54.90%	$1,549.00

This hypothetical scenario analysis does not reflect advisory fees, brokerage or other commissions, or any other expenses that an investor may incur in connection with the Securities. No representation is made that any trading strategy or account will, or is likely to, achieve similar returns to those shown above. Hypothetical results are neither an indicator nor guarantee of future returns. Actual results will vary, perhaps materially, from this analysis.

Selected Risk Factors

YOUR INVESTMENT IN THE SECURITIES MAY RESULT IN A LOSS — The Securities do not guarantee any return of your initial investment per $1,000 face amount. The return on the Securities at maturity is linked to the performance of Index and will depend on whether, and the extent to which, the Index performance is positive or negative.

CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE SECURITIES PRIOR TO MATURITY — Certain built-in costs, such as our estimated cost of hedging, are likely to adversely affect the value of the Securities prior to maturity. You should be willing and able to hold your Securities to maturity.

OUR RESEARCH, OPINIONS OR RECOMMENDATIONS COULD AFFECT THE LEVEL OF THE INDEX OR THE MARKET VALUE OF THE SECURITIES — We and our affiliates and agents may publish research, express opinions or provide recommendations that are inconsistent with investing in or holding the Securities, which could affect the level of the Index or the value of the Securities.

POTENTIAL CONFLICTS — Because we and our affiliates play a variety of roles in connection with Eksportfinans’ issuance of the Securities, including acting as calculation agent, hedging the obligations under the Securities, and acting as sponsor of the Deutsche Bank Balanced Currency Harvest (USD) Index, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Securities.

MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE SECURITIES — In addition to the level of the Index on any day, the value of the Securities will be affected by a number of economic, market and political factors that may either offset or magnify each other.

COUNTERPARTY RISK — The payment of amounts owed to you under the Securities is subject to the Issuer’s ability to pay. Consequently, you are subject to counterparty risk and are susceptible to risks relating to the creditworthiness of Eksportfinans ASA.

LACK OF LIQUIDITY — There may be little or no secondary market for the Securities. The Securities will not be listed on any securities exchange.

THE INDEX EXPOSES YOUR INVESTMENT TO VARIOUS RISKS — The Index exposes you to various risks including risks concerning interest rates, exchange rate volatility, interest rate movements and offsetting movements of the currencies within the Index. To learn more about these risk factors, you should read the section entitled “Selected Risk Factors” in the pricing supplement for this transaction.

THE U.S. TAX CONSEQUENCES OF AN INVESTMENT IN THE SECURITIES ARE UNCLEAR — Significant aspects of the U.S. federal income tax treatment of the Securities are uncertain, and no assurance can be given that the Internal Revenue Service will accept, or a court will uphold, the tax consequences described in the accompanying pricing supplement.

NON-AFFILIATION — Eksportfinans ASA is neither sponsored by nor affiliated with DWS Investments, Deutsche Investment Management Americas, Inc., or any of its affiliates. All of the opinions and forecasts expressed in this report reflect Eksportfinans ASA and do not reflect those of DWS Investments. This material is not intended as an offer or solicitation for the purchase or sale of any Eksportfinans ASA security or other financial instrument. Securities, financial instruments or strategies mentioned herein may not be suitable for all investors. This material does not take into account your particular investment objectives, financial situations or needs and is not intended as a recommendation of particular securities, financial instruments or strategies to you. Before acting on any investment recommendations, you should consider whether it is suitable for your particular circumstances and speak with your financial advisor.

Eksportfinans ASA has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this fact sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents including pricing supplement no. 273 and the product supplement relating to this offering that Eksportfinans ASA has filed with the SEC for more complete information about Eksportfinans ASA and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Eksportfinans ASA, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, pricing supplement no. 273 and this fact sheet if you so request by calling toll-free 1-800-311-4409.

You may revoke your offer to purchase the Securities at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the Securities prior to their issuance. We will notify you in the event of any changes to the terms of the Securities, and you will be asked to accept such changes in connection with your purchase of any Securities. You may also choose to reject such changes, in which case we may reject your offer to purchase the Securities.

INDEX STRATEGY RISK — The strategy reflected in the Index takes the view that by taking long positions in high yielding currencies and short positions in low yielding currencies, an investor’s gain from interest rate differentials in the high yielding jurisdictions will exceed any potential losses from currency rate risk. The Index Sponsor provides no assurance that this expectation is or will remain valid. Various market factors and circumstances at any time and over any period could cause and have in the past caused investors to become more risk averse to high yielding currencies. Such risk aversion is greater with respect to the non-G10 Currencies (defined below) which may be volatile and subject to large fluctuations, devaluations, exchange controls and inconvertibility which would negatively affect the value of the securities.

DWS Structured Products   1.866.637.9185   www.dws-sp.com